PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(to Prospectus Dated June 16, 2009)	Registration No. 333-159293

STAAR Surgical Company

300,000 Shares of Common Stock

______________
We are offering 300,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is traded on the Nasdaq Global Market under the trading symbol “STAA.”  On June 16, 2009 the last reported price of our common stock on the Nasdaq Global Market was $1.88 per share.

_________________________________________________________

Investment in our common stock involves a high degree of risk.  Please carefully consider the “Risk Factors” described beginning on page S-5 of this prospectus supplement.

	Per Share	Total
Public offering price	$1.88	$564,000
Proceeds, before expenses, to STAAR Surgical Company	$1.88	$564,000
______________

Delivery of the shares is expected to be made on or about June 17, 2009, against payment for the shares to be received by us on the same date.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or passed upon the adequacy or accuracy this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

______________

The date of this prospectus supplement is June 17, 2009.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Page
Special Note Regarding Forward-Looking Statements	2
Prospectus Summary	4
Risk Factors	7
Securities We May Offer	7
Use of Proceeds	9
Description of Capital Stock	9
Description of Subscription Rights	15
Description of Warrants	13
Plan of Distribution	16
Ratio of Earnings to Fixed Charges and Preferred Dividends	18
Legal Matters	18
Experts	19
Where You Can Find More Information	19
Information Incorporated by Reference	20

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and information to which we have referred you.  We have not authorized anyone else to provide you with different information.  In particular, we have not authorized any dealer or salesperson to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus supplement is an offer to sell only the securities it specifically describes on the front of the document, and only under circumstances and in jurisdictions where we can lawfully do so.  You should assume that the information in this prospectus supplement and the prospectus is accurate only as of the date on the front of the document.  Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time this prospectus supplement is delivered or the time a security is sold.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-159293) we filed with the Securities and Exchange Commission using a “shelf” registration process.  Under this “shelf” registration process, we may from time to time sell securities described in the accompanying prospectus in one or more offerings. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of our common stock offering. The second part is the accompanying prospectus, which provides more general information. This prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information in the accompanying prospectus.

You should rely only on the information in this prospectus supplement and the accompanying prospectus or documents to which we otherwise refer you.  We have not authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  If the information in this prospectus supplement or any free writing prospectus we may authorize to be delivered to you differs in any way from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement or the free writing prospectus.  Before purchasing our common stock, you should carefully read this prospectus supplement, and the accompanying prospectus together with the additional information about us described under “Where You Can Find More Information” and “Incorporation of Documents by Reference” in the accompanying prospectus.

You should assume that the information in this prospectus supplement is accurate only as of the date on the cover page, and that the information in the accompanying prospectus is accurate only as of the date on its cover page.  Any information we have incorporated by reference in this prospectus supplement is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed materially since that date.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

We further note that any representations, warranties and covenants we may have made in any agreement filed as an exhibit to any document incorporated by reference in the accompanying prospectus were made solely for the benefit of the parties to that agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement.  You should not deem these to be representations, warranties or covenants to you.  Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, you should not rely on such representations, warranties and covenants as accurately representing the current state of our affairs.

Unless the context otherwise requires, the terms “we,” “our” or “us” and “STAAR” refer to STAAR Surgical Company and its subsidiaries

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus supplement that are not statements of historical fact are forward-looking statements.  Forward-looking statements also appear in the prospectus and the other documents to which we refer you in this prospectus supplement and the prospectus.  They may be found, among other places, in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent report on Form 10-K, in our quarterly reports on Form 10-Q, and amendments to these documents filed with the SEC.  These statements relate to our future plans, objectives, expectations and intentions.  Among other things, forward-looking statements include statements about the following:

•	our strategy;

•	our business prospects including, expectations for revenue or other performance of our business or of specific products;

•	the status of applications for approval of products by the FDA or regulatory agencies of other countries;

•	sufficiency of our cash reserves;

•	product development;

•	research and development and other expenses; and

•	our prospects in litigation and other legal risks.

You may also generally identify forward-looking statements by the use of words such as “expect,” “anticipate,” “intend,” “plan” and similar expressions.

You should not place undue reliance on our forward-looking statements.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors” and elsewhere in this prospectus supplement, in the accompanying prospectus and in our other reports we file with the SEC.  The forward-looking statements in this prospectus supplement speak only as of the date shown on the cover page, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

The Offering

Common stock offered	300,000 shares

Common stock to be outstanding after this offering	34,746,948 shares

Use of Proceeds
Of the net proceeds of this offering and the offering completed on June 16, 2009, we intend to use approximately $7.5 million to fund a deposit with the California Superior Court to secure a stay of enforcement pending appeal of an approximately $4.9 million judgment entered against us, and to apply the remainder to general corporate purposes.   See “Use of Proceeds.”

Nasdaq Global Market symbol	STAA

Risk Factors
You should read the “Risk Factors” section of the prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Except as otherwise indicated, the number of shares to be outstanding after this offering throughout this prospectus supplement is based on 34,446,948 shares outstanding on June 16, 2009.  That number includes the 4,255,319 shares issuable in STAAR’s registered direct public offering made on June 16, 2009, and excludes the following:

•	3,770,134 shares of common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $5.67 per share;

•	1,700,000 shares issuable on conversion of our Series A Redeemable Convertible Preferred Stock.

•
1,470,000 shares of common stock issuable upon the exercise of outstanding warrants, of which 70,000 have an exercise price of $6.00 per share and 1,400,000 have an exercise price of $4.00 per share; and

•	114,581 shares available for future issuance under our 2003 Omnibus Equity Incentive Plan.

Dividend Policy

We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS

Investment in our securities involves a high degree of risk.  Please carefully consider the “Risk Factors” published in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q filed with the SEC before making a decision to invest in our common stock.  These reports are incorporated by reference into this prospectus supplement.  Instructions for obtaining copies appears under the heading “Where You Can Find More Information.”  Each of these risk factors describes a circumstance that has the potential to materially harm our business, operating results or financial condition and reduce the value of an investment in our securities.  It is important for investors to read and consider all of them.   These risks are not the only risks we face.

In addition to those risks, investors should consider the following risks and uncertainties related to this offering that could affect the value of an investment in our securities:

Risks Related to this Offering

The market price of our common stock is likely to be volatile.

Our stock price has fluctuated widely, ranging from $0.79 to $5.98 during the twelve month period ended June 16, 2009.   Our stock price could continue to experience significant fluctuations in response to factors such as market perceptions, quarterly variations in operating results, litigation or the outcome of litigation, operating results that vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, future sales of common stock and stock volume fluctuations.  Also, general political and economic conditions such as continued recession or interest rate fluctuations may adversely affect the market price of our stock.

Investors in this offering will pay a much higher price than the book value of our stock.

If you purchase common stock in this offering, you will incur an immediate and substantial dilution in net tangible book value of approximately $1.59 per share, after giving effect to the sale by us of 300,000 shares of common stock offered in this offering at the public offering price of $1.88 per share.

Future sales of our common stock could reduce our stock price.

Our Board of Directors could issue additional shares of common or preferred stock to raise additional capital or for other corporate purposes without stockholder approval.  In addition, the Board of Directors could designate and sell a class of preferred stock with preferential rights over the common stock with respect to dividends or other distributions.  Sales of common or preferred stock could dilute the interest of existing stockholders and reduce the market price of our common stock.  Even in the absence of such sales, the perception among investors that additional sales of equity securities may take place could reduce the market price of our common stock.

Following this offering we will continue to have limited working capital.

We have a history of losses and in recent periods our cash requirements have exceeded the level of cash generated by operations. We will use approximately $7.5 million of the total proceeds of this offering and the offering completed on June 16, 2009 to fund a deposit with the court to secure a stay of enforcement of judgment pending appeal in the Parallax case.  The remaining proceeds will not significantly enhance our working capital and may not satisfy our need for cash resources to handle unexpected events or continued losses. As a result we may need to seek additional resources through debt or equity financing, but our ability to obtain adequate financing on satisfactory terms is limited. Our ability to raise financing through sales of equity securities depends on general market conditions and the demand for STAAR’s common stock. We may be unable to raise adequate capital through sales of equity securities, and if our stock has a low market price at the time of such sales our existing stockholders could experience substantial dilution.  An inability to secure additional financing could jeopardize our ability to continue operations.

DILUTION

Our net tangible book value as of April 3, 2009 was approximately $1,659,000, or approximately $0.05 per share of outstanding common stock.  Historical net tangible book value per share represents total tangible assets, less total liabilities and the redemption value of the issued and outstanding Series A Redeemable Convertible Preferred Stock, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchaser of our common stock in this offering and the net tangible book value per share of our common stock immediately after the offering.

STAAR’s historical net tangible book value as of April 3, 2009 was $0.05 per share.  The sale by STAAR of 4,255,319 shares of common stock on June 16, 2009, at a price of $1.88 per share, results in an increase in net tangible book value to $0.28 per share.  After giving effect to our sale of 300,000 shares of common stock in this offering at the public offering price of $1.88 per share as well as the June 16, 2009 sale, and after deduction of the estimated offering expenses payable by us, our net tangible book value as of April 3, 2009 would have been approximately $10,196,000, or $0.29 per share. This represents an immediate increase in net tangible book value of $0.01 per share to existing stockholders and an immediate dilution in net tangible book value of $1.59 per share to the purchaser of common stock in this offering.

The following table illustrates this per share dilution of net tangible book value:

Public offering price per share	$1.88
Historical net tangible book value per share as of June 16, 2009	$0.28
Increase per share attributable to new investors	$0.01
Net tangible book value per share after the offering	$0.29
Dilution per share to new investor	$1.59

The table above is based on 34,746,948 shares of common stock outstanding on June 17, 2009, which has been calculated as described on page S-4.

USE OF PROCEEDS

We expect to receive approximately $562,000 in net proceeds from the sale of the 300,000 shares of common stock offered by us in this offering, based on the public offering price of $1.88 per share, after deducting the estimated offering expenses payable by us.

We intend to use approximately $7.5 million of the net proceeds of this offering and the offering of 4,255,319 shares on June 16, 2009 to fund a deposit with the court to secure a stay of enforcement of an approximately $4.9 million judgment in the case Parallax Medical Systems, Inc. v. STAAR Surgical Company.  The remaining proceeds will be used for general corporate purposes, including the repayment of some of our outstanding indebtedness, the cost of additional pending litigation and the Parallax appeal, expansion of sales and marketing, AND working capital.  We have not determined the amounts we plan to spend on any of the general corporate purposes listed above or the timing of these expenditures. Accordingly, our management will have broad discretion to allocate the net proceeds from this offering not applied to the deposit.  Until they are so allocated, we intend to invest those remaining net proceeds in investment-grade, interest-bearing securities.

The deposited funds will be invested by the California Superior Court in an interest bearing account (currently bearing interest at a rate of approximately 1.5%).  If the Court of Appeals upholds the Parallax judgment, or any part of it, the plaintiff will receive from the deposit an amount equal to the surviving judgment amount plus interest on that amount at a rate of 10% per annum.  If the judgment is overturned on appeal and remanded for a new trial, the full amount of the deposit, plus interest, will be refunded to STAAR.  If STAAR pays the judgment or settles the case prior to the decision of the Court of Appeals, any balance of deposit remaining after such a payment will be refunded to STAAR.  STAAR will apply any such refund to the general corporate purposes as described in the preceding paragraph.

PLAN OF DISTRIBUTION

We are selling 300,000 shares of our common stock under this prospectus supplement directly to an institutional investor at a price of $1.88 per share.

We currently anticipate that the closing of the sale of our common stock under this prospectus supplement will take place on or about June 17, 2009. On the closing date, we will issue the shares of common stock to the institutional investors and we will receive funds in the amount of the aggregate purchase price.  The shares of common stock will be delivered in book-entry form through the Depository Trust Company’s DWAC system.

Our common stock is traded on the NASDAQ Global Market under the symbol “STAA” and the shares of common stock sold in this offering will be listed on the NASDAQ Global Market.  The transfer agent for our common stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

The validity of the issuance of the common stock being registered in the registration statement of which this prospectus supplement is a part will be passed upon for us by Charles Kaufman, Esq.  Mr. Kaufman, who participated in the preparation of this prospectus supplement, the prospectus and the related registration statement, is employed by STAAR as its Vice President and General Counsel, owns 23,000 shares of our Common Stock and holds options to purchase an additional 90,000 shares of our Common Stock.

EXPERTS

The consolidated financial statements and schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended January 2, 2009 have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of that firm as experts in auditing and accounting.

RECENT DEVELOPMENTS

A brief summary of STAAR’s business and products is included in the accompanying prospectus.  STAAR also expects to enhance the IOL product offering described in that summary as a result of the following recent product approvals:

•
The FDA has granted 510(k) clearance for STAAR’s Epiphany™ Injector System for use with the Affinity™ Collamer® Three-Piece IOL and the Elastimide™ Silicone IOL.  The Epiphany injector is a manually loaded version of STAAR Japan’s Preloaded Injector system. It is intended to provide superior delivery to users of STAAR’s three-piece lenses.  The approval is also part of the regulatory pathway for potential U.S. approval of the Preloaded Injector system. U.S. sales of the Epiphany Injector are expected to begin in August 2009.

•
STAAR received CE Mark approval to sell the KS-X Preloaded Hydrophobic Acrylic Injector in the European Community.  The KS-X system mates a preloaded delivery system manufactured by STAAR Japan with an independently sourced acrylic lens, and has been sold in the Japanese market for two years.  Approval of the KS-X injector system will allow STAAR to bring its proven preloaded to technology to the growing number of surgeons who prefer hydrophobic acrylic lenses for their patients in the European Community and other countries that recognize CE Marking.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available on the SEC’s web site at http://www.sec.gov.

We will furnish without charge to each person to whom a copy of this prospectus supplement is delivered, on written or oral request, a copy of the information that has been incorporated by reference into this prospectus supplement (except exhibits, unless they are specifically incorporated by reference into this prospectus supplement). You should direct any requests for copies to: Investor Relations, STAAR Surgical Company, 1911 Walker Avenue, Monrovia, California 91016, telephone number (626) 303-7902.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement the information that we file with the SEC.  This means that we can disclose important information by referring the reader to those SEC filings.  The information incorporated by reference is considered to be part of this prospectus supplement, and later information we file with the SEC will update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act prior to the termination of the offering:

•	our Annual Report on Form 10-K for our fiscal year ended January 2, 2009;

•	our Quarterly Report on Form 10-Q for the period ended April 3, 2009;

•	our Current Report on Form 8-K, filed with the SEC on April 17, 2009;

•	our Proxy Statement for the Annual Meeting of Stockholders held on June 11, 2009, filed with the SEC on May 1, 2009; and

•
the description of our common stock contained in Amendment No. 1 to our registration statement on Form 8-A/A filed with the SEC on April 18, 2003, including any amendment or report filed for the purpose of updating this description.

You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately above.

Any statements made in this prospectus supplement or the accompanying prospectus, or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus, will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus, modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement will supersede such incorporated statement. The incorporated statement will not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement, the accompanying prospectus or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.